Exhibit 11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular of Fundrebel Dean LLC on Form 1-A of our report dated September 8, 2022, on our audit of the balance sheet of Fundrebel Dean LLC as of January 7, 2022. Our report on Fundrebel Dean LLC includes an explanatory paragraph about the existence of substantial doubt concerning its ability to continue as a going concern.

/s/ Prager Metis CPA’s LLC

Hackensack, New Jersey

September 9, 2022